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                                                                  Exhibit b(ii)


                              THE KOREA FUND, INC.

                          Certificate as to Resolution

                                       of

                               Board of Directors


The undersigned certifies that he is the Secretary of the above named fund (the "Fund"), a Maryland corporation, and that, as such, he is authorized to execute this Certificate on behalf of the Fund, and further certifies that the following is a complete and correct copy of resolutions duly adopted by the duly elected Members of the Board of the Fund at a meeting duly called, convened and held on October 11, 1995, at which a quorum was present and acting throughout, and that such resolutions are in full force and effect.

                  RESOLVED, that pursuant to Article XI, Section 11.1 of the Fund's By-Laws, Article III A entitled "Emeritus Founding Directors" be added to the Fund's By-Laws and shall read as follows:

                                  ARTICLE IIIA
                           EMERITUS FOUNDING DIRECTORS

                           Section 3A.1. Number; Qualification; Term: The Board
                  of Directors may from time to time designate and appoint one or more directors who have served on the Board of Directors since the Corporation's inception to the position of "emeritus founding director". Each emeritus founding director shall serve for such term as shall be specified in the resolution of the Board of Directors appointing him or until his earlier resignation or removal. An emeritus founding director may be removed from such position with or without cause by the vote of a majority of the Board of Directors given at any regular meeting or special meeting.

                           Section 3A.2. Duties; Remuneration: An emeritus
                  founding director shall be invited to attend all meetings of the Board of Directors but shall not be present at any portion of a meeting from which the emeritus founding director shall have been excluded by
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                  vote of the directors. An emeritus founding director shall not be a "Director" or "officer" within the meaning of the Corporation's Articles of Incorporation or of these By-Laws, shall not be deemed to be a member of an "advisory board" within the meaning of the Investment Company Act of 1940, as amended from time to time, shall not hold himself out as any of the foregoing, and shall not be liable to any person for any act of the Corporation. Notice of special meetings may be given to an emeritus founding director but the failure to give such notice shall not affect the validity of any meeting or the action taken thereat. An emeritus founding director shall not have the powers of a Director, may not vote at meetings of the Board of Directors and shall not take part in the operation or governance of the Corporation. An emeritus founding director shall receive such compensation as shall be determined by the vote of a majority of the Board of Directors.

IN WITNESS WHEREOF, I hereunto set my hand this day of October, 1995.


                                           Secretary